EXHIBIT 99.1

CAESARSTONE SDOT-YAM LTD.

Kibbutz Sdot Yam, MP Menashe, 37804, Israel

Tel: +972-4-6109217

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 19, 2013

M.P Menashe, Israel, November 8, 2013 – Caesarstone Sdot-Yam Ltd. (NASDAQ: CSTE) (the “Company”), a leading manufacturer of high quality engineered quartz surfaces, today announced that an annual general meeting (the “Meeting”) of its shareholders will be held on December 19, 2013, at 17:00 Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 37804, Israel.

The Meeting is being called for the following purposes:

(1)	to re-elect Mr. Maxim Ohana, Mr. Eitan Shachar, Mr. Boaz Shani, Mr. Shachar Degani and Mr. Gal Cohen, and to elect Mr. Ram Belnikov and Mr. Amir Rotem, to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company;

(2)	to approve the compensation terms and conditions for directors who are appointed to the Company's Board of Directors (other than external directors and independent directors), subject to, and in accordance with, the provisions of the Companies Law;

(3)	to ratify and approve a framework terms and conditions for the extension, renewal and entering into a new insurance policy for directors’ and officers’ liability, subject to, and in accordance with, the provisions of the Companies Law;

(4)	to approve an amendment to the Company's Articles of Association, to mainly reflect the sale by Tene Investment In Quartz Surfaces L.P of its holdings in the Company, to allow the fulfillment of vacancy in the Board of Directors of the Company (the “Board”) and to address shareholder proposals; and

(5)	to approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2013 and its service until the annual general meeting of shareholders to be held in 2014 and to authorize the Board, upon recommendation of the Audit Committee of the Company, to determine the compensation of the auditors in accordance with the volume and nature of their services.

In addition, the shareholders will be requested to consider at the Meeting the Company's financial statements for the year ended December 31, 2012.

We are not currently aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

In addition, the approval of Proposals number (2) and (3) are also subject to the fulfillment of one of the following additional voting requirements:

(i)	the majority of the shares that are voted at the Meeting in favor of the relevant proposal, excluding abstentions, include at least a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent of the aggregate voting rights in the Company.

For this purpose, a “Controlling Shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a Controlling Shareholders if it holds or controls, by himself or together with others, one half or more of any one of the “Means of Control” of the Company. “Means of Control” is defined as any one of the following: (i) the right to vote at a General Meeting of the Company, or (ii) the right to appoint directors of the Company or its Chief Executive Officer. A “personal interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the Company.

Only shareholders of record at the close of business on November 13, 2013 are entitled to notice of, and to vote at, the Meeting, or at any adjournment or postponement thereof.

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or about November 20, 2013, to all shareholders entitled to vote at the Meeting. Such proxy statement shall also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website www.caesarstone.com on or about November 13, 2013.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, c/o Kibbutz Sdot-Yam, MP Menashe 37804, Israel, Attention: Michal Baumwald Oron, General Counsel, or by facsimile to +972-4-6364400, no later than November 25, 2013. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS
Maxim Ohana
Chairman of the Board of Directors

M.P Menashe, Israel
November 8, 2013

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